Exhibit 99.3

	Initial Costs		SubsequentCosts	Costs at the end of the year
	Plot of land	Buildings, facilities and improvement	Addtions / improvements Disposals / Transfers	Plot of land	Buildings, facilities and improvements	Total	Capitalized cost, net	Fair Value adjustments	Fair value at the end of the year	Date of construction	Date of acquisition
Shopping malls:
Abasto	133,362	3,289,389	161,725	133,362	3,451,114	3,584,476	1,579	1,747,044	5,333,099	Nov-98	Jul-94
Alto Palermo Shopping	118,882	5,421,130	333,697	118,882	5,754,827	5,873,709	3,299	147,216	6,024,224	Oct-90	Nov-97
Alto Avellaneda	237,227	2,173,688	524,761	237,227	2,698,449	2,935,676	515	557,080	3,493,271	Oct-95	Dec-97
Alcorta Shopping	109,474	1,314,666	458,793	109,474	1,773,459	1,882,933	1,095	950,523	2,834,551	Jun-92	Jun-97
Alto Noa	4,878	581,092	90,942	4,878	672,034	676,912	222	68,123	745,257	Sep-94	Mar-95
Patio Bullrich	115,064	2,054,758	204,398	115,064	2,259,156	2,374,220	516	(781,926)	1,592,810	Sep-88	Oct-98
Alto Rosario	516,101	190,443	584,850	516,101	775,293	1,291,394	3,736	1,487,775	2,782,905	Nov-04	Nov-04
Mendoza Plaza	143,988	979,656	578,991	143,988	1,558,647	1,702,635	8,364	(381,835)	1,329,164	Jun-94	Dec-94
Dot Baires Shopping	439,959	363,004	3,021,834	439,959	3,384,838	3,824,797	3,579	784,644	4,613,020	May-09	Nov-06
Córdoba Shopping	52,588	927,946	167,751	52,588	1,095,697	1,148,285	80	(230,012)	918,353	Mar-90	Dec-06
Distrito Arcos	-	-	1,471,827	-	1,471,827	1,471,827	-	(350,297)	1,121,530	Nov-09	Nov-09
Alto Comahue	35,774	95,568	1,613,369	35,774	1,708,937	1,744,711	-	(582,943)	1,161,768	May-06	May-06
Patio Olmos	108,451	201,414	708	108,451	202,122	310,573	836	97,108	408,517	May-95	Sep-07
Soleil Premium Outlet	115,922	390,635	305,643	115,922	696,278	812,200	1,009	610,390	1,423,599	Jul-10	Jul-10
Ocampo parking space	33,910	223,919	1,174	33,910	225,093	259,003	-	85,359	344,362	Sep-06	Sep-06
Shopping malls	2,165,580	18,207,308	9,520,463	2,165,580	27,727,771	29,893,351	24,830	4,208,249	34,126,430
Office and other rental properties:
Abasto offices	-	-	70,840	-	70,840	70,840	-	78,583	149,423	Mar-13	Jul-94
Zetta building	300,452	-	2,192,516	300,452	2,192,516	2,492,968	99,576	2,790,964	5,383,508	Dec-18	Dec-18
Dot building	99,634	25,005	1,316,361	99,634	1,341,366	1,441,000	6,611	408,668	1,856,279	Sep-10	Nov-06
Anchorena 545 (Chanta IV)	6,877	38,070		6,877	38,070	44,947	-	55,549	100,496	Aug-08	Aug-08
Anchorena 665	18,684	74,701	-	18,684	74,701	93,385	-	45,440	138,825	Aug-08	Aug-08
Zelaya 3102	17,091	-	-	17,091	-	17,091	-	2,316	19,407	Jul-05	Jul-05
Suipacha 664	145,379	312,264	6,417	145,379	318,681	464,060	120	217,128	681,308	Jun-94	Dec-14
Bouchard 710	1,198,183	641,686	39,408	1,198,183	681,094	1,879,277	3,197	890,161	2,772,635	Dec-14	Dec-14
Intercontinental Plaza building	10,229	175,932	1,907	10,229	177,839	188,068	(55)	101,554	289,567	Jun-96	Dec-14
República building	1,391,059	1,125,216	4,489	1,391,059	1,129,705	2,520,764	1,114	1,402,725	3,924,603	Dec-14	Dec-14
Bank Boston tower	1,050,587	849,595	1,862	1,050,587	851,457	1,902,044	2,597	1,055,086	2,959,727	Dec-14	Dec-14
Paseo del Sol	-	8,694	-	-	8,694	8,694	-	8,445	17,139	Jul-15	Jul-15
Phillips building	-	944,704	-	-	944,704	944,704	134	256,783	1,201,621	Jun-17	Jun-17
Office and other rental properties	4,238,175	4,195,867	3,633,800	4,238,175	7,829,667	12,067,842	113,294	7,313,402	19,494,538
Undeveloped parcels of land
Building annexed to Dot	462,345	-	-	462,345	-	462,345	-	1,263,354	1,725,699	-	Nov-06
Luján plot of land	235,015	-	24,621	259,636	-	259,636	-	186,229	445,865	-	May-12
Caballito –Ferro plot of land	499,757	-	211,886	711,643	-	711,643	-	845,826	1,557,469	-	Nov-97
Annexed to Dot plot of land	4,302	-	-	4,302	-	4,302	-	1,873	6,175	-	Feb-17
Mendoza plot of land	7,603	-	-	7,603	-	7,603	-	293	7,896	-	Dec-16
Intercontinental plot of land Tower B	321,854	-	-	321,854	-	321,854	-	151,414	473,268	-	Dec-14
Mendoza Av Este 2992 plot of land	-	-	46,865	46,865	-	46,865	-	5,945	52,810	-	Mar-18
La Plata plot of land	260,853	-	-	260,853	-	260,853	-	162,235	423,088	-	Mar-18
La Maltería	-	-	264,818	264,818	-	264,818	-	754,967	1,019,785	-	Aug-18
Undeveloped parcels of land	1,791,729	-	548,190	2,339,919	-	2,339,919	-	3,372,136	5,712,055

Properties under development
PH Office Park	-	-	103,775	-	103,775	103,775	1,611	-	105,386	-	Nov-06
Alto Palermo Shopping annex	391,743	-	221,995	391,743	221,995	613,738	-	(54,172)	559,566	-	Jun-06
Phillips building	-	-	38,668	-	38,668	38,668	-	(1,145)	37,523	-	Jun-17
Alto Avellaneda	-	-	64,768	-	64,768	64,768	-	(6,170)	58,598	-	Dec-97
Mendoza Plaza	-	-	89,619	-	89,619	89,619	-	(5,164)	84,455	Jan-18	Jan-18
Properties under development	391,743	-	518,825	391,743	518,825	910,568	1,611	(66,651)	845,528
Others
DirecTV Arena stadium	-	-	191,468	-	191,468	191,468	-	(191,468)	-	-	Feb-18
EH UTE	-	-	73,523	-	73,523	73,523	-	74,132	147,655	-	Sep-17
Others	-	-	264,991	-	264,991	264,991	-	(117,336)	147,655
Total	8,587,227	22,403,175	14,486,269	9,135,417	36,341,254	45,476,671	139,735	14,709,800	60,326,206